Exhibit 99.5

PRESS RELEASE

UK: TotalEnergies merges its Upstream business with

NEO NEXT, creating the largest independent

oil and gas producer in the UK

▪	TotalEnergies will merge its UK Upstream business with NEO NEXT, positioning the new NEO NEXT+ as the largest independent oil and gas producer in the UK.

▪	TotalEnergies will have a 47.5% shareholding interest in the broadened NEO NEXT+.

▪	The new shareholding structure, asset portfolio and size of NEO NEXT+ will foster synergies and strong cash flow, while contributing to energy supply for the UK.

Paris, December 8, 2025 – TotalEnergies has signed an agreement with NEO NEXT Energy Limited (NEO NEXT) under which TotalEnergies will merge its Upstream business with NEO NEXT and become the leading shareholder in the expanded NEO NEXT, which will be renamed NEO NEXT+, with a 47.5% ownership.

After completion of the transaction, NEO NEXT+ will:

▪	be jointly owned by TotalEnergies (47.5%), HitecVision (28.875%) and Repsol UK (23.625%) and

▪	encompass a large and diverse asset portfolio including notably NEO Energy’s and Repsol UK’s interests in the Elgin/Franklin complex and the Penguins, Mariner, Shearwater and Culzean fields, enriched by TotalEnergies’ UK Upstream assets, notably including its interests in the Elgin/Franklin complex and the Alwyn North, Dunbar and Culzean fields.

With TotalEnergies as its leading shareholder, NEO NEXT+ will become the largest independent oil and gas producer in the UK with a production over 250,000 barrels of oil equivalent per day in 2026, ideally positioned to maximize the value of its portfolio, deliver strong financial returns and ensure a long-term sustainable and resilient future for its oil & gas business.

“This transaction demonstrates the long-lasting commitment of TotalEnergies towards the UK oil and gas sector and its energy security. As the new largest shareholder of NEO NEXT+, we are excited to bring along our recognized track record as a leading operator in the UK North Sea, where we have been present for more than 60 years. TotalEnergies’ consistent focus on running low-cost and low-emissions operations will be instrumental in delivering material economies of scale within the new portfolio of NEO NEXT+, that will enhance the cash flow generation of the Company as soon as it is closed,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

Completion of the transaction is subject to customary conditions, including regulatory approvals and is expected during the first half of 2026.

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About TotalEnergies in the UK

TotalEnergies has been present in the UK for more than 60 years, employing more than 1,800 people across the energy value chain.

The Company is one of the country’s leading oil and gas operators, operating around 27% of the UK Continental Shelf’s gas production, with average daily equity production of 121,000 barrels of oil equivalent per day (boe/d) in 2024.

TotalEnergies is deploying its Integrated Power strategy in the UK, which combines renewable power production and flexible power generation capacities. Its renewable portfolio in the country includes 1.1 GW of gross installed capacity (Seagreen offshore wind farm) and 4.5 GW under development, in both offshore wind and solar projects. TotalEnergies also holds a 50% stake in a 1.3 GW combined cycle gas turbine (CCGT) operated in partnership with EPUKI.

TotalEnergies is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector, offers electric vehicle charging solutions and markets petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).